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                                                                 EXHIBIT 4(b)(3)

                      SHARE PURCHASE AND BUY BACK AGREEMENT

     THIS SHARE PURCHASE AND BUY BACK AGREEMENT (this "AGREEMENT"), made as of the 1st day of January 2003 by and between Tecnomatix Technologies Ltd., a company duly incorporated under the laws of the State of Israel, with offices located at 16 Hagalim Avenue, Herzelia, Israel (the "COMPANY"), and Harel Beit-On, an individual residing at 7 Haganim Street, Kfar Shmaryahu, Israel ("MR. BEIT-ON") (each, a "PARTY", together, the "PARTIES).

     WITNESSETH:

     WHEREAS, on October 9, 1998 and June 9, 1999, the Company provided to
Mr. Beit-On, its Chairman of the Board of Directors and Chief Executive Officer, two loans (the "LOANS") in an aggregate principal amount of U.S. $1,020,000 (one million twenty thousand United States Dollar), due on December 31, 2002; and

     WHEREAS, the outstanding amount of the Loans (principal and accrued interest thereon) as of December 31, 2002 is U.S. $1,257,629 (one million two hundred fifty seven thousand six hundred twenty nine United States Dollar) (the "DEBT"), and pursuant to the terms of the Loans the Debt is payable on December 31, 2002; and

     WHEREAS, the Parties contemplate that the payment of the Debt to the Company shall be made by Mr. Beit-On by a combination of a buy-back by the Company of the Shares (as defined below) owned by Mr. Beit-On and a cash payment to the Company; and

     WHEREAS, the Company desires to purchase and buy back, and Mr. Beit-On desires to sell, the Shares in consideration for a purchase price that will be paid by setting off of a portion of the Debt, subject to the terms and conditions of this Agreement; and

     WHEREAS, the Company has sufficient retained earnings to effect the purchase and buy back of the Shares from Mr. Beit-On in accordance with the provisions of the Israeli Companies Law 1999 (the "COMPANIES LAW");

     NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.   SALE AND BUY BACK OF THE SHARES

     On the terms and subject to the conditions set forth in this Agreement, upon signing of this Agreement, Mr. Beit-On sells and transfers to the Company, and the Company purchases, buys back and accepts from Mr. Beit-On, 110,000 (hundred ten thousand) ordinary shares (the "SHARES") of the Company, par value NIS 0.01 per share, free and clear of any mortgage, deed, trust, escrow, pledge, hypothecation, security interest, encumbrance, restriction, claim, lien, lease, charge, third party right of any kind whatsoever, proxies, voting trust and other voting agreements and calls or commitments of any kind (collectively, the "LIENS"). Mr. Beit-On delivers to the Company upon signing of this Agreement a duly executed share transfer deed in the form of EXHIBIT A with respect to the Shares.

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2.   PURCHASE PRICE

     2.1  In consideration of the sale and transfer of the Shares and subject to
Section 3 herein, the Company shall pay to Mr. Beit-On, as described below, a total amount of U.S. $843,700 (eight hundred forty-three thousand seven hundred United States Dollar) (the "PURCHASE PRICE") at a price per Share of US$ 7.67, which is the average close price of the ordinary share of the Company on the Nasdaq National Market during the three-month period immediately preceding January 1, 2003.

     2.2 The payment of the Purchase Price shall be made by the Company by setting off of an amount equal to the Purchase Price from the Debt. Accordingly, upon transfer of the Shares to the Company as described above, the Debt, to the extent of an amount equal to the Purchase Price, shall be deemed to have been repaid in full to the Company and shall no longer be due and outstanding and the Company shall not be required to make any additional payment to Mr. Beit-On in connection with the payment of the Purchase Price other than the set off described above. Any remaining amounts of the Debt shall be repaid by Mr. Beit On in accordance with the terms of the Loans or as otherwise agreed between the Parties.

3.   CORPORATE APPROVALS

     This Agreement and the transactions contemplated thereby are subject to the approvals of the Audit Committee, the Board of Directors and shareholders of the Company pursuant to the requirements of the Companies Law.

4.   REPRESENTATIONS AND WARRANTIES

     4.1 Each Party hereby represents and warrants that, subject to Section 3 above, it has all necessary power and authority to enter into, execute and deliver this Agreement and to perform all of the obligations to be performed by it hereunder. Subject to Section 3, this Agreement has been duly authorized, executed and delivered by such Party and constitutes a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms. Neither the execution and delivery of this Agreement by each Party nor the performance or consummation of the transactions contemplated hereby by such Party will conflict with, result in the breach or violation of, or constitute a default under (x) any applicable law, rule or regulation, judgment, order, writ, decree, permit or license, (y) any contract, agreement, commitment or instrument to which such Party is a party or by which it is bound, or (z) any governing document of such Party, if any.

     4.2 Mr. Beit-On represents and warrants that he owns all right, title and interest in and to all of the Shares free and clear of any Liens. Upon delivery of the Shares to the Company and payment therefor in accordance with the terms of this Agreement, the Company will receive good title to the Shares free and clear of any Liens.

     4.3 Each Party represents that it is entering into this Agreement regardless of any information, investigation, knowledge or review that such Party has made or could have made with respect to the Company and its business, affairs, condition or otherwise and that it will not have any claim or demand in connection with this Agreement in the event that in the future it learns of any information not known to such Party today with respect to such matters.

5.   TAXES

     All taxes, if any, applicable to the sale of the Shares hereunder shall be borne by Mr. Beit-On.

6.   COOPERATION

     The Parties hereto shall cooperate fully with each other in furnishing any information or performing any action or executing any document, in each case, reasonably requested by any such other Party, which information, action or document is necessary to the prompt and successful consummation of the transactions contemplated by this Agreement.

                                        2
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7.   GOVERNING LAW

     This Agreement shall be governed by the laws of the State of Israel, without reference to its conflict of laws principles. All disputes arising out of this Agreement shall be subject to the exclusive jurisdiction and venue of the competent courts in the State of Israel in the District of Tel
Aviv. Mr. Beit-On and the Company hereby expressly consent to (i) the personal jurisdiction and venue of the above-mentioned courts; and (ii) service of process being effected by registered mail as set forth in Section 8 below.

8.   NOTICES

     Any notice required or permitted by this Agreement shall be in writing and shall be deemed given if sent by prepaid registered or certified mail, return receipt requested (if available), or sent by facsimile or similar communication, and confirmed by such mail, postage prepaid, addressed to each respective Party at its principal address.

9.   SUCCESSORS AND ASSIGNS

     This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior written consent in writing of the Parties. Any transfer in violation of this Section 9 shall be null and void.

10.  ENTIRE AGREEMENT; AMENDMENTS

     This Agreement and the Exhibit attached hereto represent the entire understanding and agreement between the Parties hereto with respect to the subject matter hereof and supersedes all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between the Parties except as expressly provided herein. Mr. Beit-On and the Company, may amend or modify this Agreement, in such manner as may be agreed upon, by a written instrument executed by Mr. Beit-On and the Company.

11.  SECTION HEADINGS

     The section headings of this Agreement are for the convenience of the Parties only and in no way alter, modify, amend, limit, or restrict the contractual obligations of the Parties.

12.  SEVERABILITY

     The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

13.  COUNTERPARTS

     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

                                        3
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     IN WITNESS WHEREOF, the Parties have duly executed this Agreement hereto and on the date first above written.

TECNOMATIX TECHNOLOGIES LTD.                      By:  /s/ Harel Beit-On
                                                  --------------------------
                                                         HAREL BEIT-ON

By:  /s/ Avi Zeevi
     ---------------------------
Name:  Avi Zeevi
Title: Director


By:    /s/ Oren Steinberg
     ---------------------------
Name:  Oren Steinberg
Title: Chief Financial Officer and
       Executive Vice-President

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EXHIBIT A

SHARE TRANSFER DEED

The undersigned, Harel Beit-On of 7 Haganim Street, Kfar Shmaryahu, Israel (the "Seller"), for valuable consideration, does hereby transfer to Tecnomatix Technologies Ltd. of 16 Hagalim Avenue, Herzliya, Israel (the "Purchaser"), 110,000 Ordinary Shares par value NIS 0.01, in Tecnomatix Technologies Ltd. (the "Shares"), to hold unto the Purchaser, its custodian and attorney, subject to all the conditions on which the Seller holds same; and the Purchaser, does hereby agree to take the Shares subject to the conditions aforesaid.

     Dated this first day of January, 2003

/s/ HAREL BEIT-ON
---------------------------
The Seller:  HAREL BEIT-ON           The Purchaser: TECNOMATIX TECHNOLOGIES LTD.


                             By:   /s/ Avi Zeevi
                                   --------------------------------------------

                             Name:  Avi Zeevi

                             Title: Director


                             By:   /s/ Oren Steinberg
                                   --------------------------------------------

                             Name:  Oren Steinberg

                             Title: Executive Vice President and Chief Financial
                                    Officer